SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
THE HOME DEPOT, INC.
(Name of Subject Company (Issuer))

THE HOME DEPOT, INC.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)
437076102
(CUSIP Number of Class of Securities)

Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339
(770) 433-8211
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
John J. Kelley III Jeffrey M. Stein King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 (404) 572-4600		Morton A. Pierce Frank Adams Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,000,000,000	$337,700
     * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 250 million shares of common stock at the maximum tender offer price of $44.00 per share.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $30.70 per million of the value of the transaction.
     ☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.	3
Item 2.	Subject Company Information.	3
Item 3.	Identity and Background of Filing Person.	3
Item 4.	Terms of the Transaction.	3
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.	4
Item 6.	Purposes of the Transaction and Plans or Proposals.	4
Item 7.	Source and Amount of Funds or Other Consideration.	4
Item 8.	Interest in Securities of the Subject Company.	4
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.	4
Item 10.	Financial Statements.	4
Item 11.	Additional Information.	4
Item 12.	Exhibits.	5
Item 13.	Information Required by Schedule 13E-3.	7
SIGNATURE
Exhibit Index
EX-99.(A)(1)(A) OFFER TO PURCHASE
EX-99.(A)(1)(B) LETTER OF TRANSMITTAL
EX-99.(A)(1)(C) NOTICE OF GUARANTEED DELIVERY
EX-99.(A)(1)(D) LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINIEES
EX-99.(A)(1)(E) LETTER TO CLIENTS DATED JULY 10, 2007
EX-99.(A)(1)(F) LETTER TO PARTICIPANTS IN FUTUREBUILDER PLANS
EX-99.(A)(1)(G) WITHDRAWAL FORM
EX-99.(A)(1)(H) ELECTION FORM
EX-99.(A)(1)(I) LETTER TO PARTICIPANTS IN CANADA PLANS
EX-99.(A)(1)(J) WITHDRAWAL FORM PROVIDED TO PARTICIPANTS IN CANADA PLANS
EX-99.(A)(1)(K) ELECTION FORM PROVIDED TO PARTICIPANTS IN CANADA PLANS
EX-99.(A)(1)(L) LETTER TO PARTICIPANTS IN EMPLOYEE STOCK PURCHASE PLANS
EX-99.(A)(1)(M) WITHDRAWAL FORM TO PARTICIPANTS IN THE EMPLOYEE STOCK PURCHASE PLANS
EX-99.(A)(1)(N) ELECTION FORM TO PARTICIPANTS IN EMPLOYEE STOCK PURCHASE PLAN
EX-99.(A)(1)(O) LETTER TO ALL EQUITY PLAN PARTICIPANTS
EX-99.(A)(1)(P) LETTER TO THE OPTION HOLDERS FROM THE HOME DEPOT, INC.
EX-99.(A)(5)(A) PRESS RELEASE DATED JULY 10, 2007
EX-99.(A)(5)(B) SUMMARY ADVERTISEMENT DATED JULY 10, 2007
EX-99.(A)(5)(C) COMMUNICATION TO ASSOCIATES FROM FRANCIS S. BLAKE
EX-99.(A)(5)(D) COMMUNICATIONS TO DESIGNATED ASSOCIATES
EX-99.(A)(5)(E) TRANSCRIPT OF JULY 10, 2007 INVESTOR CALL
EX-99.(A)(5)(F) SLIDES PRESENTED AT INVESTOR CONFERENCE ON JULY 10, 2007
EX-99.(A)(5)(G) COMMUNICATION AND TALKING POINTS FOR HUMAN RESOURCES MANAGERS, JULY 10, 2007
EX-99.(B) FINANCING FACILITY COMMITMENT

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by The Home Depot, Inc., a Delaware corporation (the “Company”), to purchase up to 250 million shares of its common stock, par value $0.05 per share, at a price not greater than $44.00 nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.    Subject Company Information.
     (a) The name of the issuer is The Home Depot, Inc., a Delaware corporation, and the address of its principal executive office is 2455 Paces Ferry Road, N.W., Atlanta, Georgia 30339. The telephone number of its principal executive office is (770) 433-8211.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.
Item 3.    Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4.    Terms of the Transaction.
     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
• “Summary Term Sheet;”
• “Introduction;”
• Section 1 (“Number of Shares; Proration”);
• Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);
• Section 3 (“Procedures for Tendering Shares”);
• Section 4 (“Withdrawal Rights”);
• Section 5 (“Purchase of Shares and Payment of Purchase Price”);
• Section 6 (“Conditional Tender of Shares”);
• Section 7 (“Conditions of the Tender Offer”);
• Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);
• Section 15 (“Material U.S. Federal Income Tax Consequences”); and
• Section 16 (“Extension of the Tender Offer; Termination; Amendment”).

     (b) The information in the “Introduction” to the Offer to Purchase and in Section 12 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and the information regarding the Company’s plan of reorganization set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.
Item 6.    Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.
Item 7.    Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
Item 8.    Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in the Offer to Purchase under Section 17 (“Fees and Expenses”) is incorporated herein by reference.
Item 10.    Financial Statements.
     (a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”) is incorporated herein by reference.
Item 11.    Additional Information.
     (a) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”), Section 11 (“Certain Information Concerning the Company”), Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.   Exhibits.

(a)(1)(A)*	Offer to Purchase, dated July 10, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 10, 2007
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 10, 2007
(a)(1)(F)*	Letter to participants in FutureBuilder Plans, dated July 10, 2007
(a)(1)(G)*	Withdrawal form provided to participants in FutureBuilder Plans
(a)(1)(H)*	Election form provided to participants in FutureBuilder Plans
(a)(1)(I)*	Letter to participants in Canada Plans, dated July 10, 2007
(a)(1)(J)*	Withdrawal form provided to participants in Canada Plans
(a)(1)(K)*	Election form provided to participants in Canada Plans
(a)(1)(L)*	Letter to participants in the Employee Stock Purchase Plan, dated July 10, 2007
(a)(1)(M)*	Withdrawal form provided to participants in the Employee Stock Purchase Plan
(a)(1)(N)*	Election form provided to participants in the Employee Stock Purchase Plan
(a)(1)(O)*	Letter provided to Equity Plan participants, dated July 10, 2007
(a)(1)(P)*	Letter to Option Holders from The Home Depot, Inc., dated July 10, 2007
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)(A)*	Press Release, dated July 10, 2007
(a)(5)(B)*	Summary Advertisement, dated July 10, 2007
(a)(5)(C)*	Communication to Associates from Francis S. Blake, dated July 10, 2007
(a)(5)(D)*	Communication to Designated Associates, dated July 10, 2007
(a)(5)(E)*	Transcript from July 10, 2007 Investor Conference
(a)(5)(F)*	Slides presented at Investor Conference on July 10, 2007
(a)(5)(G)*	Communication and Talking Points for Human Resources Managers, July 10, 2007
(b)*	Tender Offer Financing Facility Commitment Letter between The Home Depot, Inc., Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates, dated July 9, 2007
(c)	Not Applicable
(d)(1)	2005 Omnibus Stock Incentive Plan [Form 8-K filed on May 27, 2005, Exhibit 10.8]
(d)(2)	1997 Omnibus Stock Incentive Plan [Form 10-Q for the fiscal quarter ended August 4, 2002, Exhibit 10.1]
(d)(3)	The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, as amended and restated effective July 1, 2004 [Form 10-Q for the fiscal quarter ended November 2, 2003, Exhibit 10.1]
(d)(4)	Amendment No.1 to The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, effective July 1, 2004 [Form 10-Q for the fiscal quarter ended August 1, 2004, Exhibit 10.2]
(d)(5)	The Home Depot, Inc. Non-U.S. Employee Stock Purchase Program [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.36]
(d)(6)	The Home Depot FutureBuilder, a 401(k) and Stock Ownership Plan, as amended and restated effective July 1, 2004 [Form 10-Q for the fiscal quarter ended October 31, 2004, Exhibit 10.5]
(d)(7)	The Home Depot Future Builder Restoration Plan [Form 10-K for the fiscal year ended January 28, 2001, Exhibit 10.10]
(d)(8)	Third Amendment to The Home Depot Future Builder Restoration Plan, effective March 1, 2005 [Form 10-Q for the fiscal quarter ended August 1, 2004, Exhibit 10.1]
(d)(9)	The Home Depot FutureBuilder for Puerto Rico [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.35]
(d)(10)	First Amendment to The Home Depot FutureBuilder for Puerto Rico, effective July 5, 2004 [Form S-8 (File No. 333-125332) filed May 27, 2005, Exhibit 10.3]

(d)(11)	The Home Depot, Inc. Non-Employee Directors’ Deferred Compensation Plan [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.37]
(d)(12)	DepotDirect Prospectus [Form S-3 filed on February 13, 2006]
(e)	Not Applicable
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Filed herewith.

Item 13.     Information Required by Schedule 13E-3.
     Not Applicable

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2007	THE HOME DEPOT, INC.
	By:	/s/ Jack A. VanWoerkom
		Name:	Jack A. VanWoerkom
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated July 10, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 10, 2007
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 10, 2007
(a)(1)(F)*	Letter to participants in FutureBuilder Plans, dated July 10, 2007
(a)(1)(G)*	Withdrawal form provided to participants in FutureBuilder Plans
(a)(1)(H)*	Election form provided to participants in FutureBuilder Plans
(a)(1)(I)*	Letter to participants in Canada Plans, dated July 10, 2007
(a)(1)(J)*	Withdrawal form provided to participants in Canada Plans
(a)(1)(K)*	Election form provided to participants in Canada Plans
(a)(1)(L)*	Letter to participants in the Employee Stock Purchase Plans, dated July 10, 2007
(a)(1)(M)*	Withdrawal form provided to participants in the Employee Stock Purchase Plans
(a)(1)(N)*	Election form provided to participants in the Employee Stock Purchase Plans
(a)(1)(O)*	Letter provided to Equity Plan participants, dated July 10, 2007
(a)(1)(P)*	Letter to Option Holders from The Home Depot, Inc., dated July 10, 2007
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)(A)*	Press Release, dated July 10, 2007
(a)(5)(B)*	Summary Advertisement, dated July 10, 2007
(a)(5)(C)*	Communication to Associates from Francis S. Blake, dated July 10, 2007
(a)(5)(D)*	Communications to Designated Associates, dated July 10, 2007
(a)(5)(E)*	Transcript from July 10, 2007 Investor Conference
(a)(5)(F)*	Slides presented at Investor Conference on July 10, 2007
(a)(5)(G)*	Communication and Talking Points for Human Resources Managers, July 10, 2007
(b)*	Tender Offer Financing Facility Commitment Letter between The Home Depot, Inc., Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates, dated July 9, 2007
(c)	Not Applicable
(d)(1)	2005 Omnibus Stock Incentive Plan [Form 8-K filed on May 27, 2005, Exhibit 10.8]
(d)(2)	1997 Omnibus Stock Incentive Plan [Form 10-Q for the fiscal quarter ended August 4, 2002, Exhibit 10.1]
(d) (3)	The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, as amended and restated effective July 1, 2004. [Form 10-Q for the fiscal quarter ended November 2, 2003, Exhibit 10.1]
(d)(4)	Amendment No.1 to The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, effective July 1, 2004 [Form 10-Q for the fiscal quarter ended August 1, 2004, Exhibit 10.2]
(d)(5)	The Home Depot, Inc. Non-U.S. Employee Stock Purchase Program [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.36]
(d)(6)	The Home Depot FutureBuilder, a 401(k) and Stock Ownership Plan, as amended and restated effective July 1, 2004 [Form 10-Q for the fiscal quarter ended October 31, 2004, Exhibit 10.5]
(d)(7)	The Home Depot Future Builder Restoration Plan [Form 10-K for the fiscal year ended January 28, 2001, Exhibit 10.10]
(d)(8)	Third Amendment to The Home Depot Future Builder Restoration Plan, effective March 1, 2005 [Form 10-Q for the fiscal quarter ended August 1, 2004, Exhibit 10.1]

(d)(9)	The Home Depot FutureBuilder for Puerto Rico [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.35]
(d)(10)	First Amendment to The Home Depot FutureBuilder for Puerto Rico, effective July 5, 2004 [Form S-8 (File No. 333-125332) filed May 27, 2005, Exhibit 10.3]
(d)(11)	The Home Depot, Inc. Non-Employee Directors’ Deferred Compensation Plan [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.37]
(d)(12)	DepotDirect Prospectus [Form S-3 filed on February 13, 2006]
(e)	Not Applicable
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Filed herewith.